Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 1 / 7 Announcement Summary Entity name MESOBLAST LIMITED Announcement Type New announcement Date of this announcement Tuesday April 16, 2024 The +securities to be quoted are: Total number of +securities to be quoted ASX +security code Security description Number of +securities to be quoted Issue date MSB ORDINARY FULLY PAID 1,072,363 05/04/2024 Refer to next page for full details of the announcement +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer F or p er so na l u se o nl y

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 2 / 7 Part 1 - Entity and announcement details 1.1 Name of entity MESOBLAST LIMITED We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules. 1.2 Registered number type ABN Registration number 68109431870 1.3 ASX issuer code MSB 1.4 The announcement is 1.5 Date of this announcement 16/4/2024 New announcement F or p er so na l u se o nl y

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 3 / 7 Part 2 - Type of Issue 2.1 The +securities to be quoted are: 2.2 The +class of +securities to be quoted is: Additional +securities in a class that is already quoted on ASX ("existing class") +Securities issued under an +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer F or p er so na l u se o nl y

Appendix 2A - Application for quotation of securities

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

For personal use only

Additional +securities to be quoted in an existing class issued under an +employee incentive scheme

FROM (Existing Class)
ASX +security code and description

MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

TO (Existing Class)
ASX +security code and description

MSB : ORDINARY FULLY PAID

Please state the number of +securities issued under the +employee incentive scheme that are not subject to a restriction on transfer or that are to be quoted notwithstanding there is a restriction on transfer

1,072,363

Please provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Please refer to Item 8 in Notice of Meeting released 24 October 2022
https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02586640-3A605268?access_token=83ff96335c2d45a094df02a206a39ff4

Are any of these +securities being issued to +key management personnel (KMP) or an +associate
No

Issue date

5/4/2024

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class?
Yes

Appendix 2A - Application for quotation of securities 4 / 7

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 5 / 7 Issue details Number of +securities to be quoted 1,072,363 Are the +securities being issued for a cash consideration? Please describe the consideration being provided for the +securities The ordinary shares were issued to an employee share plan trustee for the purposes of the Company's employee share option plan Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the +securities to be quoted 0.000000 Any other information the entity wishes to provide about the +securities to be quoted No F or p er so na l u se o nl y

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 6 / 7 Part 4 - Issued capital following quotation Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise: The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application) ASX +security code and description Total number of +securities on issue MSB : ORDINARY FULLY PAID 1,141,784,114 4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 58,984,345 MSBAO : WARRANTS 15,027,327 MSBAP : ADS WARRANTS 884,838 MSBAQ : ADS WARRANTS 2 227,502 F or p er so na l u se o nl y

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 7 / 7 Part 5 - Other Listing Rule requirements 5.1 Are the +securities being issued under an exception in Listing Rule 7.2 and therefore the issue does not need any security holder approval under Listing Rule 7.1? 5.1a Select the number of the applicable exception in Listing Rule 7.2 13 Yes F or p er so na l u se o nl y